September 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re: Vaxart, Inc.

Registration Statement on Form S-1 (Registration No. 333-233717), as amended - Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), on behalf of and as the representative of the underwriters of the referenced offering, hereby concurs in the request by Vaxart, Inc. that the effective date of the above-referenced registration statement be accelerated to 9:00 A.M. (Eastern Time), or as soon as practicable thereafter, on September 26, 2019, pursuant to Rule 461 under the Securities Act.  Wainwright affirms that it is aware of its and the participating underwriters are aware of their, obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark W. Viklund
Name:	Mark W. Viklund
Title:	Chief Executive Officer